Megalith Financial Acquisition Corp.

535 5th Avenue, 29th Floor

New York, NY 10017

November 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Attn: J. Nolan McWilliams and John Dana Brown

Re:	Megalith Financial Acquisition Corp.
Registration Statement on Form S-4 Filed November 3, 2020 File No. 333-249815

Dear Messrs. McWilliams and Brown:

Megalith Financial Acquisition Corp. (the “Company”, “Megalith”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 13, 2020, regarding the Company’s Registration Statement on Form S-4 previously filed for the Staff’s review on November 3, 2020 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Company’s Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which is being submitted with the Commission contemporaneously with the filing of this letter.

Form S-4 filed November 3, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Provision for Operating Losses, page F-78

1.	We note your response to comment 18. Please revise to provide as indicated, a specific and thorough discussion of the drivers of these losses as well as how the accruals for Reg- E card claims are estimated and timing of such estimates including the inherent risks surrounding the estimation process to help the readers of the financial statements understand the nature and related risks involved. Further, ensure to explain the differences between the losses due to advances to account holders as compared to the losses incurred by BMT for Regulation E card claims.

We have revised the disclosure accordingly on pages F-112 and F-113 of the Amended Registration Statement.

Operating Revenues, page F-112

2.

We note your response to comment 22. Please revise to address the impact of the “white label partnership” on the interim periods presented. Also, address the bounty costs paid and the accounting for these costs.

We have revised the disclosure accordingly on pages F-81 and F-115 of the Amended Registration Statement.

***********

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Tamar Donikyan, Esq. at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ A.J. Dunklau
A.J. Dunklau, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP